[Letterhead of Orrick, Herrington & Sutcliffe LLP]

February 27, 2013

By Hand

Ms. Katherine W. Hsu

Office Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	American Express Receivables Financing Corporation VIII LLC

American Express Issuance Trust II

Response to SEC Comment Letter dated February 4, 2013

File Nos. 333-185503; 01

Dear Ms. Hsu:

On behalf of American Express Receivables Financing Corporation VIII LLC (“RFC VIII”), as depositor (the “Depositor”) to the American Express Issuance Trust II (the “Trust” or the “Issuing Entity”), this letter responds to your letter dated February 4, 2013, providing comments to Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) submitted on January 18, 2013 by the Depositor and the Issuing Entity. RFC VIII and American Express Travel Related Services Company, Inc. (“TRS”), as sponsor, sole equity owner of RFC VIII and servicer of the Trust, are collectively referred to herein as “American Express.”

For your convenience, your comment has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”), dated February 27, 2013, marked to show all changes to the Registration Statement.

Exhibit 5.1

Comment 1:	We note your legal opinion is limited to the jurisdiction of the state of New York. Please explain to us why you believe it is appropriate to limit your legal opinion to the laws of the state of New York when the registrant is organized under the laws of the state of Delaware and counsel’s opinion must consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion. Alternatively, revise your legal opinion. Refer to section II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19, “Legality and Tax Opinions in Registered Offerings.”

Response:	We have filed a revised legal opinion as Exhibit 5.1 to Amendment No. 2.

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5077.

Sincerely,

/s/ Alan M. Knoll

Alan M. Knoll

Enclosures

cc:	Rolaine S. Bancroft, Securities and Exchange Commission

Michelle Stasny, Securities and Exchange Commission

Louise M. Parent, American Express Company

Carol V. Schwartz, American Express Company

Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP